Filed by American Finance Trust, Inc.

Commission File No. 000-55197

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Finance Trust, Inc. (“AFIN”) and American Realty Capital — Retail Centers of America, Inc. (“RCA”). The following is a transcript of a telephone message transmitted to RCA stockholders reminding them to vote on the proposed merger.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

RCA Telephone Message

Hi, this is Mike Weil, President and Chief Executive Officer of American Realty Capital - Retail Centers of America, or RCA.

I’m calling about the special meeting of RCA stockholders being held on February 13th to approve our merger with American Finance Trust.

We need your vote.

You should have received proxy materials over the past several weeks, including the recommendation from our board of directors that you vote to approve the proposals detailed in the proxy.

If you are ready to vote your shares, you may do so now by pressing 1 at any time to be connected with a Broadridge proxy specialist.

You may also call Broadridge at 1-855-973-0094 to speak live with a proxy specialist who will assist you with voting your shares.

I appreciate your investment in RCA and thank you for your vote.

YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.RETAILCENTERS OFAMERICA.COM OR AT WWW.AMERICANFINANCETRUST.COM.

Alternative RCA Telephone Message

Hi, this is Mike Weil, President and Chief Executive Officer of American Realty Capital - Retail Centers of America, or RCA.

I’m calling about the special meeting of RCA stockholders being held on February 13th to approve our merger with American Finance Trust.

We need your vote.

You should have received proxy materials over the past several weeks, including the recommendation from our board of directors that you vote to approve the proposals detailed in the proxy.

If you are ready to vote your shares, please contact Broadridge at 1-855-973-0094 to speak live with a proxy specialist who will assist you with voting your shares.

I appreciate your investment in RCA and thank you for your vote.

YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.RETAILCENTERS OFAMERICA.COM OR AT WWW.AMERICANFINANCETRUST.COM.